Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The convertible senior notes have not been and will not be registered in Hong Kong or under the United States Securities Act 1933, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of convertible senior notes to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the convertible senior notes in Hong Kong or the United States.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

OFFERING OF ADDITIONAL US$90 MILLION CONVERTIBLE SENIOR NOTES

Reference is made to the announcements of Bilibili Inc. (“Bilibili” or the “Company”) dated May 21, 2025 (the “Announcements”) in relation to (i) the offering of US$600 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), (ii) the grant of an option to the initial purchasers in the Notes Offering to purchase up to an additional US$90 million principal amount of the Notes, exercisable for settlement within a 30-day period beginning on, and including, the date on which the Notes are first issued (the “Optional Notes”), (iii) the Concurrent Delta Offering, and (iv) the Concurrent Repurchase. Unless otherwise defined, defined terms used in this announcement shall have the same meaning as those in the Announcements.

OFFERING OF THE OPTIONAL NOTES

The Board is pleased to announce on May 22, 2025 the Initial Purchasers exercised their right to purchase, severally and not jointly, all of the Optional Notes at the same purchase price as the Notes. The principal terms of the Optional Notes are the same as the Notes and are detailed in the Announcements.

The Company expects to raise net proceeds of US$589,450,000 from the Notes Offering and expects to raise additional net proceeds of US$88,650,000 from the Optional Notes, each after deducting the Initial Purchaser’s estimated fees, commissions and expenses. The Company plans to use the total net proceeds from such offering of US$678,100,000 to enhance its content ecosystem to facilitate user growth, facilitate IP asset creation, and unleash its inherent potential. The Company also plans to use the net proceeds from such offering to improve its overall monetization efficiency, fund the Concurrent Repurchase, fund future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY FOLLOWING THE COMPLETION OF THE NOTES OFFERING AND THE OPTIONAL NOTES

Assuming there being no other change in the shareholding structure of the Company, the following table sets out the shareholding structure of the Company (i) as at May 20, 2025; (ii) immediately after the Concurrent Repurchase and completion of the Notes Offering and the Optional Notes (i.e. issue of the Notes and Optional Notes under the terms and conditions of the Purchase Agreement), assuming no conversion of the Notes or the Optional Notes; and (iii) immediately after the Concurrent Repurchase and the completion of the full conversion of the Notes and the Optional Notes at the initial Conversion Price:

	As at May 20, 2025			Immediately after the Concurrent Repurchase and completion of the Notes Offering and the Optional Notes, assuming no conversion of the Notes or the Optional Notes			Immediately after the Concurrent Repurchase and the completion of the full conversion of the Notes and the Optional Notes at the initial Conversion Price
	Number and class of Shares	Approx.% of beneficial ownership(1)	Approx.% of voting power	Number and class of Shares	Approx.% of beneficial ownership(2)	Approx.% of voting power	Number and class of Shares	Approx.% of beneficial ownership(3)	Approx.% of voting power
Shareholders
Mr. Rui Chen (including his associates)	49,299,006 Class Y Ordinary Shares	11.79%	42.53%	49,299,006 Class Y Ordinary Shares	11.95%	42.73%	48,639,919 Class Y Ordinary Shares	11.02%	41.47%
	5,000,000 Class Z Ordinary Shares	1.20%	0.43%	5,000,000 Class Z Ordinary Shares	1.21%	0.43%	5,659,087 Class Z Ordinary Shares	1.28%	0.48%
Ms. Ni Li (including her associates)	7,200,000 Class Y ordinary shares	1.72%	6.21%	7,200,000 Class Y Ordinary Shares	1.75%	6.24%	7,103,742 Class Y Ordinary Shares	1.61%	6.06%
	3,000,000 Class Z Ordinary Shares	0.72%	0.26%	3,000,000 Class Z Ordinary Shares	0.73%	0.26%	3,096,258 Class Z Ordinary Shares	0.70%	0.26%

	As at May 20, 2025			Immediately after the Concurrent Repurchase and completion of the Notes Offering and the Optional Notes, assuming no conversion of the Notes or the Optional Notes			Immediately after the Concurrent Repurchase and the completion of the full conversion of the Notes and the Optional Notes at the initial Conversion Price
	Number and class of Shares	Approx.% of beneficial ownership(1)	Approx.% of voting power	Number and class of Shares	Approx.% of beneficial ownership(2)	Approx.% of voting power	Number and class of Shares	Approx.% of beneficial ownership(3)	Approx.% of voting power
Mr. Yi Xu (including his associates)	25,867,208 Class Y Ordinary Shares	6.19%	22.31%	25,867,208 Class Y Ordinary Shares	6.27%	22.42%	25,521,385 Class Y Ordinary Shares	5.78%	21.76%
	1,545,000 Class Z Ordinary Shares	0.37%	0.13%	1,545,000 Class Z Ordinary Shares	0.37%	0.13%	1,890,823 Class Z Ordinary Shares	0.43%	0.16%
Holder(s) of the Conversion Shares and the Shares underlying the Optional Notes (the “Optional Notes Conversion Shares”)	—	—	—	—	—	—	29,100,561 Class Z Ordinary Shares	6.59%	2.48%
Other Shareholders	326,075,287 Class Z Ordinary Shares	78.01%	28.13%	320,487,147 Class Z Ordinary Shares	77.71%	27.78%	320,487,147 Class Z Ordinary Shares	72.59%	27.32%
Total	417,986,501 Shares	100%	100%	412,398,361 Shares	100%	100%	441,498,922 Shares	100%	100%

Notes:

(1)

The calculation is based on the total number of 417,986,501 Shares issued and outstanding as at May 20, 2025 (comprising 82,366,214 Class Y Ordinary Shares and 335,620,287 Class Z Ordinary Shares), without taking into account 9,274,916 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

(2)

Assuming there is no change in the total number of Shares issued and outstanding from May 20, 2025 to the date immediately after the Concurrent Repurchase and completion of the Notes Offering and Optional Notes.

(3)

Upon the Concurrent Repurchase, since the reduction in the number of issued and outstanding Shares would result in an increase in the proportion of the Company’s Shares that carry weighted voting rights (Class Y Ordinary Shares), the WVR beneficiaries (i.e. Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu) will reduce their total weighted voting rights in the Company (being a Non-Grandfathered Greater China Issuer (as defined in the Listing Rules)) proportionately (through conversion of a proportion of their shareholding with those rights into shares without those rights) pursuant to Rule 8A.15 of the Listing Rules (the “R8A.15 Adjustment”). For illustrative purposes, assuming the WVR beneficiaries will convert a total of 1,101,169 Class Y Ordinary Shares to Class Z Ordinary Shares for the R8A.15 Adjustment, on a pro rata basis, upon the Concurrent Repurchase, and assuming there is no other change in the total number of Shares issued and outstanding from May 20, 2025 to the date immediately after the Concurrent Repurchase and the completion of the full conversion of the Notes and the Optional Notes at the initial Conversion Price.

(4)

Based on the initial conversion rate of 42.1747 Shares per US$1,000 principal amount of Notes, (i) 25,304,836 Class Z Ordinary Shares and/or ADSs deliverable in lieu of Class Z Ordinary Shares are deliverable upon full conversion of the Notes, i.e. the Conversion Shares, and (ii) 3,795,725 Class Z Ordinary Shares and/or ADSs deliverable in lieu of Class Z Ordinary Shares are deliverable upon full conversion of the Optional Notes.

GENERAL MANDATE

The Conversion Shares and the Optional Notes Conversion Shares will be issued under the General Mandate. As at the date of this announcement, the General Mandate has not been utilized and the maximum number of Class Z Ordinary Shares allowed to be allotted and issued under the General Mandate was 83,666,173.

Upon exercise in full of the conversion rights attached to the Notes and the Optional Notes at the initial Conversion Price of approximately HK$185.63 per Class Z Ordinary Share, a total of approximately 29,100,561 Conversion Shares and Optional Notes Conversion Shares, representing 7.0% of the number of Shares issued and outstanding as of May 20, 2025, will be issued. The General Mandate is therefore sufficient for the allotment and issue of the Conversion Shares and the Optional Notes Conversion Shares. As such, the issue of the Notes and the Optional Notes, including the Conversion Shares and the Optional Notes Conversion Shares thereunder, are not subject to Shareholders’ approval at a general meeting.

By Order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, May 23, 2025

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.

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